Exhibit 99.2

2016 Second Quarter Results Ended June 30, 2016 July 28, 2016

7/28/2016 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q2’16 Results 2 Q&A 3

7/28/2016 3 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the UK from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

7/28/2016 4 Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures through non-GAAP financial measures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period. International Game Technology PLC’s management believes that referring to constant currency or adjusted measures provides a useful way to evaluate International Game Technology PLC’s underlying performance, as the effects of occasional circumstances or of external factors that are beyond management’s control can this way be neutralized, allowing a more comprehensive understanding and evaluation of operating results, business trends and future prospects, as well as meaningful period-to-period and peer companies comparisons, in the same manner as management does. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, International Game Technology PLC’s reported results prepared in accordance with U.S. GAAP.

STRATEGIC UPDATE

Strategic Update

Continued profit expansion supported by service revenue growth, especially at Italy and North America Lottery segments

Strong global Lottery performance

- 6% same-store revenue growth ex-Italy
- 19% increase in Italy Lotto wagers reflects double-digit increase for 10eLotto/Numero Oro and contribution from Late Numbers
- Attractive long-term global growth prospects

Stable Gaming revenue despite variability of product sales

- Gaming unit shipments improved from Q1'16; strong demand for newer cabinets
- Intensified focus on reinvigorating DoubleDown
- Progress on emerging gaming opportunities:
  - Expansion of 3D game titles
  - Rollout of electronic table game terminals


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Award-Winning Technology and Proven Performance.

7/28/2016

6

2016 SECOND QUARTER FINANCIAL RESULTS

7/28/2016 8 Revenue Adjusted Operating Income Q2’16 Financial Highlights Adjusted Diluted EPS $ M except EPS +1% +4% +2% Adjusted EBITDA Note: As adjusted results remove impact of purchase accounting, impairment charges, restructuring expense and transaction expense (see appendix for details) Note: $/€ FX daily average: 1.13 in Q2’16; 1.11 in Q2’15

Revenue 7/28/2016 9 Q2’16 Revenue & Operating Income $ M Lottery driven by strong same-store revenue growth (Italy, North America, Latin America) Gaming service revenue up primarily on increased software contribution, partially offset by a lower global installed base Challenging product sales comparison with prior year (significant lottery product sales in South Africa and large Canada VLT replacements), lower New & Expansion shipments in Q2’16 Adjusted Operating Income up on revenue growth and synergy savings, partially offset by higher operating expenses Adjusted Operating Income

7/28/2016 10 Developments Q2’16 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Gaming service revenue up on increased contribution from software, partially offset by lower installed base Aladdin and Plants vs. ZombiesTM among top performing games; rollout of highly anticipated games in H2’16: Wheel of Fortune 3D®, Wheel of Fortune® Gold Spin, TMZTM Product sales declined primarily due to sizeable VLT sales in Q2’15; higher New & Expansion units and increased systems sales in Q2’16 Operating Income impacted by lower revenues from terminal sales and increased investment to support Gaming turnaround (1) (12) 10 353 350 350 Q2 '15 Gaming Service DDI Social Product Sales Excl. FX FX Q2 '16 0 Q2'16 Q2'15 % Change Revenue 350 353 -1% Operating Income 87 96 -9% DDI Social Revenue 72 73 -1% Bookings per DAU $0.48 $0.45 5% Machine Units Shipped Q2'16 Q2'15 New & Expansion 1,277 974 Replacement 3,886 5,244 Total 5,163 6,218 Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Casino Installed Base 25,516 25,237 25,418 24,958 24,171

7/28/2016 11 7.3% same-store revenue growth fueled by continued strength in Jackpot games (Mega Millions, Powerball) Many of the largest lotteries were among the best performers: California, New Jersey, North Carolina, and Texas Consumer preference for high price point tickets an important driver of instants growth; highly successful Wheel of Fortune® instant ticket launch in Florida demonstrates portability of proven brand franchise Operating Income up on revenue growth, reflecting the strong operating leverage profile of this business; product mix and favorable LMA comparisons also contributed to profit growth Q2’16 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators 2 2 0 1 270 11 286 286 Q2 '15 Same Store LMA Impact Product Sales Other Excl. FX FX Q2 '16 Q2'16 Q2'15 % Change Revenue 286 270 6% Operating Income 62 47 31% Same-store revenue growth Q2'16 Q2'15 Instants & Draw Games 3.1% 7.6% Multistate Jackpots 40.1% -2.6% Total SSR Growth 7.3% 6.4% Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 VLT Installed Base 15,981 15,398 15,241 15,331 15,355

7/28/2016 12 Lottery same-store revenue up on strength in Latin America and Eastern Europe, partially offset by weak draw-based games in the UK; total lottery revenue benefited from a higher effective rate in the period Gaming service revenue unchanged at constant currency as stronger EMEA performance partially offset a lower Latin America installed base (conversion sales in late 2015) Lottery product sales reflect comparison with large South Africa terminal and systems sales in Q2’15 Solid Gaming Replacement unit product sales, lower New & Expansion units Operating income down on lower product sales and unfavorable foreign exchange impact Q2’16 International Highlights $ M Revenue Developments Key Performance Indicators Q2'16 Q2'15 % Change Revenue 207 247 -16% Operating Income 28 47 -39% Machine Units Shipped Q2'16 Q2'15 New & Expansion 170 1,213 Replacement 2,819 2,716 Total 2,989 3,929 Same-store revenue growth Instants & Draw Games 3.3% 9.0% Multistate Jackpots -10.5% -2.0% Total SSR Growth 2.2% 8.1% Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Installed Base 10,066 9,768 9,400 9,506 9,478

Developments 7/28/2016 13 Q2’16 Italy Highlights $ M Revenue Key Performance Indicators Strong Lottery and resilient Gaming support continued growth in sales and profits 19% Lotto wager growth achieved on top of double-digit increase in Q2’15, supported by 13% 10eLotto growth and a significant Late Numbers contribution; Lotto wagers increased 7% excluding Late Numbers Higher wagers per machine and lower return to player drive Machine Gaming growth, more than offsetting decline in AWP units installed and Stability Law taxes Sports Betting down on higher payout (+360 bps) Operating Income up on Lotto growth, a shift in timing of certain marketing expenses, and the VAT credit; partially offset by higher gaming machine taxes Q2'16 Q2'15 % Change Revenue 443 416 6% Operating Income 161 141 14% €M Q2'16 Q2'15 % Growth Lotto Wagers 2,056 1,728 19.0% 10eLotto 1,191 1,056 12.7% Core 542 566 -4.3% Late Numbers 324 106 206.5% S&W Wagers 2,200 2,215 -0.7% Sports Betting Wagers 206 205 0.6% Sports Betting Payout 86.5% 82.9% 3.6 pp Gaming Wagers VLT - Operator (B2C) 1,324 1,306 1.4% AWP 1,034 1,072 -3.5% Interactive 398 414 -3.8%

7/28/2016 14 $ M Net Debt & Leverage Excluding the impact of FX, net debt essentially flat with year-end 2015 level despite Lotto upfront concession payment Leverage ratio improved vs. Q4’15 and stable when compared to Q1’16 Net Debt/LTM EBITDA 4.52x 4.43x Lotto (150) S&W and Other 62

7/28/2016 15 H1’16 Cash Flow Statement $ M Strong Operating Cash Flow in Q2’16 - Includes approximately $256 million in cash interest paid during the period - Cash interest payments are concentrated in the first and third quarters CapEx reflective of normalized run-rate Net Lotto upfront concession payment of $240 million - $390 million upfront concession payment - $150 million contributed by minority partners H1’16 Free Cash Flow Impacts Cash Flow H1'16 Net Cash Flows from Operating Activities 524 Capex (220) Lotto upfront concession payment (390) Free Cash Flow (86) Minority capital contribution (Lotto) 150 Debt Proceeds/(Repayment), Net (237) Dividends Paid (80) Other - Net 3 Other Investing/Financing Activities (164) Net Cash Flow (250) Effect of Exchange Rates/Other 13 Net Change in Cash (237) Cash at End of the Period 390

7/28/2016 16 2016 Financial Outlook Adjusted EBITDA of $1,740-$1,790 million First half benefited from significant lottery wager growth (Powerball and Italy Late Numbers), one-offs (Italy VAT credit), and timing of marketing expenses Second half considerations include Italy seasonality and normalized lottery wager growth Capital Expenditures of $550-$580 million Includes ~$35 million in Lotto-related infrastructure upgrades Down from prior expectation of $575-$625 million, which did not include Lotto-related infrastructure upgrades Reflects shift in timing of Florida Lottery and Italy sports betting investments 2016 Lotto concession upfront payments: €600 million gross, €370 million net Net Debt of $7,700-$7,900 million at year end Implied Net Debt / LTM EBITDA leverage of 4.30-4.54x Leverage at or below 2015 level

APPENDIX

7/28/2016 17 Q2’16 Income Statement (As Reported) $ M % Constant Currency Income Statement Q2'16 Q2'15 Change Q2'16 % Chg. Service Revenue 1,089 1,034 5% 1,096 6% Product Sales 196 240 -18% 197 -18% Total Revenue 1,285 1,274 1% 1,293 1% Adjusted EBITDA 443 427 4% 442 4% Operating Income 171 116 48% 170 48% Interest Expense, Net (115) (115) Foreign Exchange 88 (102) Other (1) - Financial Charges, Net (28) (217) Income Before Tax 143 (101) n.m. Net Income (Loss) 83 (112) n.m. Net Income (Loss) - Owners 73 (117) n.m. Diluted EPS 0.36 (0.59) n.m.

7/28/2016 18 Q2’16 Reconciliation of Non-GAAP Measures $ M Adjustments Q2'16 As Purchase Foreign Impairment/ Q2'16 As Reported Acctg. Exchange Restructure Adjusted Total Revenue 1,285 1 - - 1,286 Cost of Services 638 (45) - - 593 Cost of Sales 144 (29) - - 115 SG&A 239 (35) - - 204 R&D 84 - - - 84 Restructuring 7 - - (7) - Impairment 2 - - (2) - Total 1,114 (109) - (9) 996 Operating Income 171 110 - 9 290 Foreign Exchange 88 - (88) - - Other Expense (Net) (1) 2 - - 1 Interest Expense (Net) (115) 2 - - (113) Total (28) 4 (88) - (112) Income Before Taxes 143 114 (88) 9 178 Income Taxes 60 42 (23) 2 81 Net Income 83 72 (65) 7 97 Minority Interest 10 - - - 10 Attributable to IGT 73 72 (65) 7 87 EPS - Diluted 0.36 0.43 WASO - Diluted 201.6 201.6

7/28/2016 19 Q2’16 Reconciliation of Non-GAAP Measures $ M As Reported Q2'16 Q2'15 Net Income (Loss) 83 (112) Provision for Income Taxes 60 11 Non-Operating Expenses 28 217 Depreciation 100 93 Amortization 128 119 Impairment 2 - Amortization of Upfront Payments to Customers 28 27 Transaction Expense, Net - 32 Restructuring Expense 7 16 Non-Cash Purchase Accounting (Excluding D&A) - 19 Stock Compensation 7 5 Adjusted EBITDA 443 427